Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz
767 Fifth Avenue	51 West 52nd Street
New York, New York 10153	New York, NY 10019
June 26, 2009
VIA EDGAR AND MESSENGER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Beth Breslin

Re:	CareFusion Corporation
Amendment No. 2 to the Registration Statement on Form 10 (File No. 001-34273)
Filed on June 9, 2009

Dear Ms. Breslin:
          On behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are providing to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments in your letter dated June 19, 2009 regarding Amendment No. 2 to the Registration Statement on Form 10 of the Company (File No. 001-34273) (the “Registration Statement”). The Company concurrently is filing Amendment No. 3 to the Registration Statement, which incorporates the revisions discussed below and a revised information statement attached as Exhibit 99.1 (the “Information Statement”).
          For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated June 19, 2009, followed by the Company’s response to that comment, including where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the revised Information Statement included in Amendment No. 3 to the Registration Statement.

Will CareFusion incur any debt prior to or at the time of effectiveness?, page 7
1.	We note your disclosure on page 7 that you have received commitments, and are in the process of obtaining additional commitments, for a senior bridge loan facility that you expect to utilize to pay Cardinal Health a dividend to the extent that you are unable to complete a debt securities offering on or prior to the spin-off. With a view to disclosure, please provide us with an update of your plans to issue debt securities. Also, please tell us whether the issuance of debt securities, as opposed to utilization of a senior bridge loan facility, could result in material changes to your pro forma presentation. Finally, please tell us, whether you will make a determination on this matter prior to effectiveness.
          Response: The Company plans to issue $1.4 billion in senior unsecured notes, the proceeds of which will be used to pay a special dividend to Cardinal Health prior to the spin-off. The Company does not expect the pro forma presentation beginning on page 31 to change because, as set forth in footnote (c) on page 38, the pro forma financial statements have been prepared based on the assumed permanent financing structure comprised of debt securities. However, in accordance with the guidance contained in the Division of Corporation Finance’s Financial Reporting Manual in paragraph 3260.1, we have added disclosures of the effect on income of a 1/8% variance in the assumed interest rates contained in footnote (c) on page 38 of the Information Statement. In response to the Staff’s comments, the Company has also revised the disclosure in the Information Statement on pages 7, 63 and 147 to describe in more detail the expected financing of the special dividend to be paid to Cardinal Health.
2.	Please revise your disclosure in this section to state the total amount of the dividend payment you expect to make to Cardinal Health prior to or at the time of the distribution.
          Response: The Company has revised the disclosure in the Information Statement on pages 7, 63 and 147 in response to the Staff’s comment.
Unaudited Pro Forma Condensed Combined Financial Statements, page 31
3.	We reference your response to our prior comment number 4. Please revise Note (a) to clarify the nature of the increase in revenue and gross margin from the other commercial agreements. In addition, disclose the nature of the separation adjustments that result in changes in the balance sheet amounts.
          Response: The Company has revised the disclosure in the Information Statement in footnote (a) on page 37 in response to the Staff’s comment.

Critical Accounting Policies and Sensitive Accounting Estimates, page 65
Provision for Income Taxes, page 69
4.	We reference your response to our prior comment number 14. We also note your disclosure on page F-58 that you believe that you have provided adequate contingent tax reserves for these matters under FIN No. 48. In the interest of providing readers with a better insight into management’s judgments into accounting for uncertain tax positions please disclose the following in your Critical Accounting Policies:
•	How you arrived at the estimate;

•	The nature of the assumptions used in the estimate;

•	Whether the estimates/assumptions are reasonable likely to change in the future; and

•	The extent to which the estimate is sensitive to change and whether this can be quantified.
          Response: The Company has revised the disclosure in the Information Statement on pages 69 -70 in response to the Staff’s comment.
Combined Financial Statements, page F-1
5.	We refer to your response to our prior comment number 9. We note that the historical financial statements presented in your filing include the clinical and medical products businesses. We also note the discussion on page F-19 that Cardinal Health will retain certain lines of business that are currently part of the clinical and medical products businesses, which represent approximately 50% of earnings each period and 16% of assets at March 31, 2009. In light of the substantial assets and operations retained by Cardinal Health please tell us why the financial statements you have presented are the most meaningful to investors. Please tell us why “carve out” financial statements of the business being spun-off excluding those businesses retained by Cardinal would not he more meaningful.
               Response: The Company has submitted a response to this comment under separate letter dated June 22, 2009. The Company has also revised disclosure in the Information Statement on pages 134, F-7 and F-49 to clarify that these businesses will be retained by Cardinal Health, not transferred to the Company, which is consistent with similar disclosure on page 31 and in note (b) to the Unaudited Pro Forma Condensed Combined Financial Statements.

Security Ownership of Certain Beneficial Owners and Management, page 127
6.	We note your response to prior comment 12. Please advise us of the responses received to date, if any, from the entities you have contacted. If you have not been able to obtain the information, revise your disclosure to indicate the steps you have taken to obtain the information.
               Response: The Company has revised the disclosure in the Information Statement on page 127 to reflect that the Company has made inquiries of Dodge & Cox, Alliance Bernstein and Capital Research Global in response to the Staff’s comment.
               Following inquiries made by Cardinal Health, Dodge & Cox advised Cardinal Health that Dodge & Cox is an investment manager with discretionary authority to direct the purchase and sale of securities for client accounts. As a Schedule 13G filer, Dodge & Cox advised Cardinal Health that it is a passive investor on behalf of its clients and acquires securities for those clients’ accounts in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer. Cardinal Health was advised that, as of March 31, 2009, shares of Cardinal Health owned by Dodge & Cox clients were held across two mutual funds and more than 600 separate accounts and Dodge & Cox itself owns no shares of Cardinal Health. Dodge & Cox advised Cardinal Health that Dodge & Cox believes that the Schedule 13G filed by it on February 11, 2009 with respect to Cardinal Health is complete and no additional information is required. Voting and dispositive power over shares was stated to be held by Dodge & Cox and not by any individual. Dodge & Cox did advise Cardinal Health, however, that decisions regarding the target allocation of Cardinal Health securities are made for Dodge & Cox by the Dodge & Cox Investment Policy Committee, and then those target allocations are implemented by individual portfolio managers depending on client circumstances and guidelines. Voting of securities in client accounts over which Dodge & Cox has voting authority was stated to be done in accordance with the Dodge & Cox Proxy Voting Policies and Procedures and no individual has voting power over securities held in client accounts. A complete copy of the Proxy Voting Policies and Procedures for the Dodge & Cox funds is on file with the Commission and is available on the SEC’s EDGAR website at http://www.sec.gov/Archives/edgar/data/29440/000119312509094691/d485bpos.htm beginning on page 57 of the Dodge & Cox Funds’ Statement of Additional Information. The same Proxy Voting Policies and Procedures was stated to be used for separate accounts over which Dodge & Cox has voting authority.
          Following inquiries made by Cardinal Health, Capital Research Global Investors advised Cardinal Health that Capital Research believes from conversations with the Staff that the Staff is primarily concerned with unregistered investment pools or corporate entities, the ownership of which may not be not transparent. According to Capital Research, all shares of Cardinal Health are held by investment companies that in turn are required to comply with the registration requirements of the Securities Act of 1933 and the Investment Company Act of 1940. Capital Research advised Cardinal Health that all shares of Cardinal Health are owned by investment companies registered under the

Investment Company Act of 1940. Capital Research is an investment adviser registered under the Investment Advisers Act of 1940 and is the investment adviser to these investment companies. Capital Research provides investment advisory services to these stockholders through its division, Capital Research Global Investors, or CRGI. In that capacity, CRGI advised that it may be deemed to be the beneficial owner of shares held by the stockholder. CRGI, however, disclaims such beneficial ownership.
          Following inquiries made by Cardinal Health, AllianceBernstein L.P. has advised Cardinal Health that AllianceBernstein is an investment adviser registered with the Commission and manages assets for discretionary and non-discretionary client accounts including U.S. and non-U.S. mutual funds, separately managed pension funds, charitable foundations, private clients, and other accounts. AllianceBernstein advised Cardinal Health that AllianceBernstein’s purchases of Cardinal Health securities are made as a “passive investor”. That is, purchases for its client accounts are made in the ordinary course of business as a discretionary investment advisor and not for the purpose or intent of influencing control over the issuer. AllianceBernstein advised Cardinal Health that these securities are held across hundreds of client accounts, none of which hold over 5% of Cardinal Health and that any dispositive power or voting authority exercised by AllianceBernstein on behalf of those accounts must be done in the clients’ best interest and not that of AllianceBernstein.
Market for CareFusion Common Stock, page 132
7.	Please advise us of the status of your application to list your common stock on the New York Stock Exchange.
          Response: The Company has not yet received final approval for listing of its common stock on the New York Stock Exchange. The Company advises the Staff that it has received clearance to list on the New York Stock Exchange subject to certain terms and conditions. The Company has undertaken to the Exchange to provide the required documentation and to ensure the other terms and conditions are met. Based on conversations with the New York Stock Exchange to date, the Company expects that the approval to list will be received prior to the record date.
Description of Indebtedness, page 147
8.	With a view toward disclosure, please tell us whether your planned issuance of debt securities would constitute a competing offering or arrangement that would cause you to fail to satisfy the conditions of the loan commitments you have obtained. Also with a view toward disclosure, tell us the portion of the senior revolving credit facility for which you have obtained commitments. Please also advise whether you expect to increase the revolving credit facility to $750 million, and whether such an increase will affect your satisfaction of the commitment letters’ condition that you will obtain additional commitments for the balance of the facilities. Finally, please file the loan commitments as exhibits to the registration statement.

          Response: The Company advises the Staff that that the planned issuance of debt securities would not constitute a competing offering or arrangement of securities that would cause it to fail to satisfy the conditions of the loan commitments it has obtained because it specifically negotiated an exception from that requirement for such debt issuance. The Company advises the Staff that it has received commitments for $720.0 million of the revolving credit facilities. The commitments under the three year credit agreement shall be subject to increase, upon our request, by up to an aggregate of $30.0 million, subject to the lenders or other financial institutions that become parties thereto providing such increase. As such, the Company has satisfied the commitment letter’s condition relating to additional commitments for the balance of the credit facilities. The Company has also revised the disclosure in the Information Statement on pages 7, 63-64 and 147 to describe the current status of the financing in response to the Staff’s comment.
          The Company respectfully advises the Staff that it intends to file either the debt commitment letter or the fully negotiated senior credit facilities prior to the effectiveness of the Form 10.

*     *     *
          We hereby inform you on behalf of the Company that the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement and all subsequent amendments thereto.
          The Company acknowledges that the comments of the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
          The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If it would expedite the review of the information provided herein, please do not hesitate to call Erika Weinberg at (212) 310-8910.

Very truly yours,

	/s/ Erika Weinberg	/s/ David A. Katz

	Erika Weinberg, Esq.	David A. Katz, Esq.
	Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz

cc:	Jack Adams, Esq.
James Barnett, Esq.
Rod D. Miller, Esq.
David K. Lam, Esq.